Exhibit 15(e)





Amendment to Distribution and Service Plan

 Whereas a Distribution and Service Plan (the "Plan") has been made as of the 22nd day of January, 1996, by and between The North Carolina Capital Management Trust on behalf of Term Portfolio (the "Portfolio"), Fidelity Management & Research Company (the "Adviser"), and Fidelity Distributors Corporation (the "Distributor").
 Now, therefore, representatives of the Portfolio, the Adviser, and the Distributor have entered into negotiations and have agreed upon the following amended terms with reference to the provisions of Paragraph 5:
 "5. The Adviser agrees to pay the Distributor as soon as practicable after the end of each month and the Distributor agrees to accept, as full compensation for all services and facilities to be provided hereunder, a fee based on the monthly average of the net assets of the Portfolio determined as of the close of business on each business day throughout the month. The fee shall be payable by the Adviser from the Management Fee paid to the Adviser by the Portfolio pursuant to the Management Contract dated January 22, 1996 between the Adviser and the Portfolio. The fee due the Distributor shall be payable at an annual rate determined on a cumulative basis pursuant to the following schedule:

      The Annual Fee Rate Is

On the first $1.0 billion of average daily net assets     0.150%

On average daily net assets in excess of $1.0 billion     0.150%
  through $2.0 billion

On average daily net assets in excess of $2.0 billion     0.140%

 All parties to this Plan understand that the agreement between the Distributor and its agent, Sterling, will provide for a full pass-through to Sterling of the fees payable hereunder, such payments by the Distributor to Sterling to be made in consideration of Sterling's responsibilities under its agreement with the Distributor. The Distributor, in consultation with Sterling, reserves the right to reduce or waive the distribution fee from time to time.
 If this Plan becomes effective subsequent to the first day of a month or shall terminate before the last day of a month, compensation for the part of the month the Plan is in effect shall be prorated based on the number of business days during such month that this Plan was in effect."
 The terms of this amendment shall be effective as of January 1, 1998. Except as expressly set forth in Paragraph 5 hereof, all terms and conditions of the Plan shall remain unchanged and in full force and effect.